UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-39600

EQONEX LIMITED

(Translation of registrant’s name into English)

Suites 1206-1209, Level 12

Three Pacific Place

1 Queen’s Road East

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 12, 2022, the Chair of the Audit Committee received a letter from UHY LLP (“UHY”) stating that UHY resigned as our independent registered public accounting firm.

On June 2, 2022, the Company’s Audit Committee authorized the engagement of Mazars USA LLP (“Mazars”) to serve as the Company’s independent registered public accounting firm for the 2022 fiscal year.

UHY’s reports on the Company’s consolidated financial statements, which were included in the Company’s Annual Report on Form 20-F for the fiscal years ended March 31, 2021 and 2020, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended March 31, 2021 and 2020, and the subsequent interim period through September 30, 2021, there were: (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K between the Company and UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to UHY’s satisfaction, would have caused UHY to make reference thereto in UHY’s reports; and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The Company provided UHY with a copy of the foregoing disclosures and requested that UHY furnish a letter addressed to the SEC stating whether or not it agrees with the foregoing disclosures. A copy of UHY’s letter, dated June 9, 2022, is filed as Exhibit 16.1 hereto.

During the fiscal years ended March 31, 2021 and 2020, and the subsequent interim period through September 30, 2021, neither the Company nor anyone on its behalf has consulted with Mazars regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Mazars concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K; or (iii) any “reportable event” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX Limited

Date: June 9, 2022	By:	/s/ Daniel Ling
	Name:	Daniel Ling
	Title:	Chief Financial Officer